November 13, 2009

Mail Stop 3561

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

RE: Lan Airlines S.A.
**   File No. 001-14728**
**   Form 20-F: For the Fiscal Year Ended December 31, 2008**

Dear Mr. de la Fuente:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

     Sincerely,

     Lyn Shenk
     Branch Chief